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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51649

WORLD MONITOR TRUST III - SERIES H

(Exact name of registrant as specified in its charter)

900 King Street

Suite 100

Rye Brook, New York 10573

(914) 307-7000

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Series H Units of Beneficial Interest, Class I

Series H Units of Beneficial Interest, Class II

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, World Monitor Trust III - Series H, through Preferred Investment Solutions Corp., its managing owner, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 2, 2007	By:	/s/ Lawrence S. Block
			Name:	Lawrence S. Block
			Title:	Senior Vice President and General Counsel

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SEC 2069 (12-04)